United States
                            Securities and Exchange Commission
                                   Washington, D.C. 20549


                                        SCHEDULE 13D


                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 6)


                        John Hancock Patriot Premium Dividend Fund II
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013T-10-5
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                     211 Main Street
                                    Webster, MA 01570
                                     (508) 943-9000
                         (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)



                                       June 4, 2003
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















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CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 18, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             5,270,200
         SHARED VOTING POWER                                   0
         SOLE DISPOSITIVE POWER                        5,270,200
         SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,270,200

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           35.1%

14.      TYPE OF REPORTING PERSON
           [HC]



















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CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 18, 2003


ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Premium Dividend Fund II (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares reported in Annex A aggregated approximately $907,883.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 15,017,005 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 35.1% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 5,270,200 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 35.1% of the outstanding Shares.

                                              Shares              Cost

   The Commerce Insurance Company            4,982,400          $53,944,821
   American Commerce Insurance Company         152,300            1,486,886
   Commerce West Insurance Company             135,500            1,496,558

                  Totals                     5,270,200          $56,928,265

     (c) During the period from May 1, 2002 through June 4, 2003, the Reporting Person has effected the following purchases and sales of common stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to May 1, 2002 were reported on previous
Schedule 13 D filings.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.




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CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 6
                                            JUNE 18, 2003




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Annex A   Item 5(c) Information





                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 18, 2003                               THE COMMERCE GROUP INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer















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                                                  ANNEX  A
                                         Item 5 (c) - Information
PDT   41013T-10-5    JOHN HANCOCK PATRIOT DIV FUND II

From 05/01/03 - 06/04/03

COMMERCE INSURANCE COMPANY
    SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
04/17/03             04/23/03             3,200              $10.4000            $  33,150.44
04/28/03             05/01/03             2,300               10.1722               23,302.96
04/30/03             05/05/03            15,200               10.2104              154,582.82
05/01/03             05/06/03             3,100               10.2159               31,543.80
05/01/03             05/06/03             2,300               10.2159               23,403.47
05/02/03             05/07/03            13,800               10.1809              139,937.84
05/02/03             05/07/03            26,600               10.1809              269,735.27
05/05/03             05/08/03               500               10.2000                5,079.76
05/06/03             05/09/03             2,500               10.2000               25,398.80
05/07/03             05/12/03            11,200               10.1978              113,762.01
05/08/03             05/13/03             7,900               10.2224            $  80,437.18

COMMERCE SALE TOTALS                     88,600                                  $ 900,334.35
COMMERCE INSURANCE COMPANY
    PURCHASES

  TRADE           SETTLEMENT         SHARES           SALE PRICE         ACQUISITION
  DATE               DATE           PURCHASED          PER SHARE             COST
05/07/02             05/10/02            10,700              $11.1000            $ 119,198.00
05/20/02             05/23/02               800               11.0500                8,872.00
05/22/02             05/28/02             2,000               11.0500               22,180.00
07/08/02             07/11/02             2,000               10.5600               21,200.00
07/11/02             07/16/02             4,000               10.2000               40,960.00
07/22/02             07/25/02            49,900               10.0500              503,491.00
07/23/02             07/26/02            16,500                9.9000              164,010.00
08/06/02             08/09/02             2,800                9.9500               27,972.00

COMMERCE PURCHASE TOTALS                 88,700                                  $ 907,883.00

NET COMMERCE SALE TOTAL                    (100)                                 $  (7,548.65)
Page 5 of 6
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                                                  ANNEX  A
                                         Item 5 (c) - Information (continued)
PDT   41013T-10-5    JOHN HANCOCK PATRIOT DIV FUND II

From 05/01/03 - 06/04/03
AMERICAN COMMERCE INSURANCE CO
    SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE         ACQUISITION
  DATE               DATE           PURCHASED          PER SHARE             COST
04/21/03             04/24/03             8,100              $10.3423           $  83,444.70
04/22/03             04/25/03               900               10.3500               9,278.56
04/22/03             04/25/03             1,500               10.3500              15,464.27
04/23/03             04/28/03               400               10.3250               4,113.80
04/29/03             05/02/03             1,500               10.2433              15,304.24
05/08/03             05/13/03             5,700               10.2300              58,080.27
05/08/03             05/13/03               700               10.2300               7,132.66
05/08/03             05/13/03             2,700               10.2300              27,511.71
05/09/03             05/14/03             1,000               10.2000              10,159.52
05/09/03             05/14/03             1,000               10.2000              10,159.52
05/09/03             05/14/03             1,500               10.2000              15,239.28
05/12/03             05/15/03             3,000               10.2159              30,526.26
05/12/03             05/15/03             3,300               10.2159              33,578.89
05/13/03             05/16/03             1,000               10.2100              10,169.52
05/14/03             05/19/03             2,500               10.2300              25,473.80
05/15/03             05/20/03             8,000               10.2105              81,360.17
05/15/03             05/20/03             4,500               10.2105              45,765.10
05/22/03             05/28/03             4,600               10.5483              48,335.90
05/23/03             05/29/03             1,700               10.6800              18,087.15
05/27/03             05/30/03            18,200               10.8736             197,162.25
05/27/03             05/30/03             1,300               10.8736              14,083.02
05/28/03             06/02/03             4,300               11.0381              47,289.61
05/28/03             06/02/03            11,300               11.0381             124,272.69
05/29/03             06/03/03             6,200               11.1252              68,725.01
05/29/03             06/03/03             8,900               11.1252              98,653.65
05/30/03             06/04/03             1,000               11.2400              11,199.47
06/02/03             06/05/03             1,200               11.1000              13,271.38
06/03/03             06/06/03            26,900               11.0362             295,783.89
06/04/03             06/09/03            14,800               10.9221             161,047.51

AMERICAN COMMERCE SALE TOTALS           147,700                                $1,580,673.80

NO ACIC PURCHASES DURING PERIOD

NET CONSOLIDATED SALE TOTAL             147,600                                $1,573,125.15
Page 6 of 6

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